UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,872
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,872

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,872
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of July 15, 2019, which is based on information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “2019 10-K”).

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,972
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,972

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of July 15, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of July 15, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,972
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,972

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of July 15, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of July 15, 2019, which is based on information provided by the Issuer in the 2019 10-K.

Item 1.  Security and Issuer.

This Amendment No. 10 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018, Amendment No. 4 filed on May 29, 2018, Amendment No. 5 filed on July 9, 2018, Amendment No. 6 filed on July 16, 2018, Amendment No. 7 filed on October 9, 2018, Amendment No. 8 filed on June 28, 2019 (“Amendment No. 8”) and Amendment No. 9 filed on July 3, 2019 (“Amendment No. 9,” and collectively with this Amendment No. 10, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a, b) As of the date hereof, each of the Foundation and BW Group may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 6,568,972 Common Shares, which represents 11.9% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

As of the date hereof, Euroholdings may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 6,568,872 Common Shares, which represents 11.9% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

As of the date hereof, BW LPG and LPG Holding may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 100 Common Shares, which represents 0.0% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

(c) Other than the sales of an aggregate of 1,257,588 Common Shares by Euroholdings from June 26, 2019 through July 11, 2019, the details of which are set forth in the amendment to Item 4 of this Schedule 13D set forth in Amendment No. 8, the amendment to Item 4 of this Schedule 13D set forth in Amendment No, 9 and Appendix 1 attached hereto, each of which is incorporated herein by reference, no transactions in Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule 1 hereto.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) This Item 5(e) is not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2019

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell
Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG HOLDING LIMITED

By: /s/ Elaine Ong Yi Ling

Name: Elaine Ong Yi Ling
Title: Authorized Signatory

APPENDIX 1

As of July 15, 2019, the below chart reflects the transactions in Common Shares effected by Euroholdings since those reported on Amendment No. 9. All of the Common Shares were sold in open market transactions executed by a broker on Euroholdings’ behalf.

Date	Common Shares Sold	Weighted Average Price per Common Share	Transaction Price Range
July 3, 2019	18,765	$9.1320	$9.10 to $9.21
July 5, 2019	99,619	$9.1098	$9.10 to $9.12
July 8, 2019	178,449	$9.1310	$9.10 to $9.22
July 9, 2019	213,326	$9.5254	$9.30 to $9.795
July 10, 2019	38,115	$9.7196	$9.70 to $9.83
July 11, 2019	49,351	$9.7146	$9.70 to $9.78
July 12, 2019	10,122	$9.7010	$9.70 to $9.71

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Common Shares sold at each price within the ranges set forth above in this Appendix 1.